Microphase corporation

100 Trap Falls Road Extension
Shelton, CT 06484

April 29, 2015

Daniel Morris

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microphase Corporation
Registration Statement on Form 10-12G
Filed February 24, 2015
File No. 000-55582

Dear Mr. Morris:

By letter dated March 23, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Microphase Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form 10-12G filed on February 24, 2015 (the “Form 10”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item I. Business, page 1

1.	The description of your business should present a balanced description of the business done and intended to be done by you. In this regard, please provide a clear discussion of your current operations and the competitive landscape you face, as required by Item 101 of Regulation S-K. Please also revise this section to provide summary disclosure of your financial condition, including the going concern opinion issued by your auditor.

Response: In the Company’s amendment to the Form 10, filed on Form 10/A (the “Amendment”), we have expanded and revised our disclosure regarding our existing business as well as our planned business, including in the sections entitled “Existing Business” and “Business the Company Intends to Expand Upon.” We have also expanded the discussion regarding the competitive landscape the Company faces, in the section entitled “Competition,” and have included additional discussion regarding financial condition in this section as well.

2.	You should explain terms and phrases presented in the summary that may be unfamiliar to investors who are not familiar with your industry. For example, you state that “Microphase plans to introduce unique and highly flexible calibrated impedance and utility probes, universal test platforms and fixtures, and modular impedance analyzer probe systems.” Please revise to clarify this disclosure and any other technical disclosure which may be difficult for ordinary investors to understand.

Response: We have replaced the sentence above with: “Microphase plans to introduce a series of unique and high performance handheld and PC-based electronic test and measurement devices and supporting accessories designed for use with a laptop or desktop computer.” We have also addressed other industry-specific terms or phrases that may not have been adequately explained previously.

3.	Please provide independent, objective support for your statements that the “contributions of Microphase to filter and multiplexer technology has been extensive. In fact, the terminology, technical definitions, and standards developed by Microphase have become parameters of specifications in the industry”. Please provide similar support for your statements that “Microphase is world-renowned in the RF and microwave defense electronics industry for its technical expertise in high frequency.”

Response: The Company’s legacy includes having designed the first diplexer for Lockheed Martin in 1955 and the initial multiplexer for the first Telstar satellite for Bell Labs in 1958. We believe that the Company has made significant contributions to the US RF military and commercial application of RF components, including the classified strategic weapons in which our components are utilized today. We have revised our disclosure to reference specific acknowledgements of our contributions of products to the industry.

4.	We note in the last paragraph on page 1 you identify a list of prime contractors and a list of “notable contribution” products. Please tell us why you chose to highlight these companies and products and whether there are other customers and products which met the criteria for selection that you chose not to name here. Also, if there are particular customers that you are particularly reliant on, please disclose that here.

Response: We have revised our disclosure to include a new section entitled “Principal Customers; Government Contracts,” which discloses the most significant customers and products, addressing the above comment.

5.	Please expand your disclosure to explain what you mean when you state that you “recently signed an agreement to develop a new line of test probe products for the RF/Microwave Test and Measurement (“T&M”) industry” and tell us where you have filed this agreement as an exhibit.

Response: The referenced agreement is that with Dynamac, Inc., which is filed as an exhibit. This section has been revised accordingly in the Amendment.

6.	In your disclosure about the RF/Microwave Industry, Defense Industry and Global RF/Microwave Test and Measurement Industry on page 2, please clarify that your current revenue is almost entirely generated from prime defense contractors to the US Government.

Response: The Amendment has been revised in accordance with the above comment.

Growth Strategy, page 3

7.	Please reconcile your growth strategy with your disclosure on page 10 that you “have only been able to increase [y]our revenues as a result of acquisitions”, that you have not been profitable over the last three years and that “[s]ales have been almost entirely of [y]our legacy products and [you] have not introduced new products into the market during such period.”

Response: To clarify, our strategic plan for growth is to develop and/or acquire proprietary technologies and solutions. To date, as indicated in the description of recent developments, we have acquired the Microsemi division, made the investment in Amplitech, and executed the licensing agreement with Dynamac for the Testing and Measurements product line. As a result, our sales increased 23% in fiscal 2014, which is entirely attributable to the addition of the Microsemi division. The Microsemi division makes DLVAs, which are also Microphase legacy product; however, the Microsemi DLVAs are different from the existing Microphase DLVAs in that they are lower power and lower frequency. The Amendment has been revised to reflect the above comment.

Recent Developments, page 3

8.	We note the three acquisitions you describe in this section. Please clearly explain the material terms of these transactions, including the purchase price of the threat detection products from Microsemi Corporation; the percentage ownership you have in Amplitech and the terms of the agreement with Dynamac. Please tell us where you have filed the Microsemi and Amplitech agreements as exhibits.

Response: This section of the Amendment has been revised in accordance with the above comment. The Company acquired selected customers and assets from Microsemi for $750,000 plus a 5% royalty on gross sales. Microphase received 8,666,666 shares of common stock of Amplitech Group, Inc., which represents 18.8% of the outstanding shares, for a $200,000 investment. Microphase is paying Dynamac $350,000 plus a 25% royalty on the list price of each product sold pursuant to this agreement and, to date, $50,000 has been paid and the parties are continuing to negotiate a timeframe for payment of the remaining $300,000. We have added as exhibits to the Amendment the agreement with Amplitech dated July 9, 2014, as amended and the amendment and settlement agreement with Microsemi dated May 22, 2014.

Existing Product Families, page 4

9.	Please revise your description of your product families so that investors who may not be well-versed in your technology can understand. For example, it is unclear what you mean when you describe Detectors and Limiters as products that your customers use for “vertical integration in receiving subsystems and/or systems for detection of a wide range of signals and delivery of linearized output signals as well as limiting the power of incoming signals to protect receivers from jamming, desensitization, and/or damage.”

Response: This section of the Amendment has been revised in accordance with the above comment and the following has been added: “These products are used in the receivers of radio and satellite communications, GPS, radar, and electronic countermeasure systems for detection of very low level signals while at the same time protecting high sensitivity receivers from high power interference and jamming sources.”

We have been unable during the past three years…, page 10

10.	Please expand this risk factor to describe in more detail what you mean when you state that you have “been significantly short of capital.” Describe and quantify how this has affected your ability to deliver orders.

Response: At times the Company has not had the cash available to make the advance payments, and then, as a consequence, would not receive the parts from its vendors required to finish a customer order. This would then delay the delivery of products to customers, and would also delay recognition of the resulting revenues and the receipt of cash from the customer. Sometimes after experiencing a delay in delivery of an order from Microphase, the customer would not place its next order with the Company, resulting in a loss of business.

Our Strategy Includes Organic Growth…, page 15

11.	Please revise this risk factor to reflect your disclosure on page 10 that you “have only been able to increase [y]our revenues as a result of acquisitions.” Also, please add appropriate risk factors discussing risks associated with growth through acquisitions.

Response: This risk factor has been revised in accordance with the above comment.

We depend on manufacturing lines…, page 19

12.	Please revise, where appropriate, to provide an expanded discussion of your manufacturing process, including testing and assembly procedures as well as the extent to which you rely on third-parties.

Response: This risk factor has been revised in accordance with the above comment.

Overview, page 26

13.	We note that you state the decrease in defense spending has had a “significant negative impact” on your results. Please expand your disclosure in the Overview section to reflect the fact that you have not introduced new products into the marketplace and describe whether there are other negative trends that have affected your results.

Response: This section of the Amendment has been revised in accordance with the above comment and the following has been added:

“The Company has been selling the same products to the same customers for many years. While every product order is manufactured to each customer’s specifications, the overall product offering has not changed. The Company believes it will need to introduce new products to the market in order to grow sales and its strategy for doing so is outlined on page 3 in the paragraph titled “Growth Strategy”. The Company has been addressing the working capital shortage by raising additional debt from insiders, by executing private placements of common stock, and by its debt facility with Gerber Finance, Inc.”

Item 3 Properties, page 33

14.	We note your statement that the lease with 587 Connecticut Avenue LLC is terminable upon 90 days prior notice and that the company anticipates moving to a location in Shelton, Connecticut on or about April 1, 2015. Please disclose whether the termination notice has been given and where you have filed these leases as exhibits.

Response: The lease referenced above has terminated. The Company has entered a new lease for the premises located at 100 Trap Falls Road Extension, Shelton, CT and such lease is included as an exhibit to the Amendment.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 33

15.	Please identify the individuals with beneficial ownership over the entities identified in the table. For example, please tell us who has the beneficial ownership of the shares held by RCKJ Trust. Also, please clarify whether Ned Ergul or Mr. Necdet Ergul are the same person. Also, please include the Microphase Holding Company LLC ownership in the table.

Response: The Beneficial Ownership Table has been revised in accordance with the above comment. Note that Ned Ergul and Necdet Ergul are the same person; references to “Ned” have been revised to avoid confusion.

Involvement in Certain Legal Proceedings, page 36

16.	Please disclose the details of Microphase Corporation’s involvement in this matter, including its investments in Packetport.com. Please also identify the former officers and directors and their respective terms of office with your company so that investors can understand the extent and nature of the transactions described.

Response: This section of the Amendment has been revised in accordance with the above comment.

Item 7. Certain Relationships and Related Transactions, page 37

17.	Please expand your disclosure to more clearly describe the nature of the related party transactions. For example, who beneficially owns Microphase Holding Company LLC and who owns Edison Realty, Inc.

Response: This section of the Amendment has been revised in accordance with the above comment.

18.	Please identify the “common management and common significant shareholders” that you share with mPhase Technologies. Also, please identify the “two officers” who received shares as “partial payment of loans due to them” and disclose the material terms of those loans, including the total loan amounts and the amounts of the partial payments.

Response: This section of the Amendment has been revised in accordance with the above comment.

19.	We note that the “proceeds of this home equity loan were primarily used to fund loan advances to the Company by the president in recent fiscal years.” Please disclose the amount of the home equity proceeds, the amount of the loan advances and the current status of the loans.

Response: This section of the Amendment has been revised in accordance with the above comment.

20.	We note that you have not filed as exhibits the agreements for the transactions described in this section. Please file the agreements or tell us why you do not believe that you are required to do so.

Response: These agreements have been filed as exhibits.

Preferred Stock Page 42

21.	We note your disclosure about your preferred stockholders. To the extent your preferred shareholders are 5% holders or officers and directors or could become 5% holders within 60 days, please expand to identify those holders.

Response: This section of the Amendment has been revised in accordance with the above comment.

22.	Your disclosure about the conversion rate of the preferred shares is unclear and appears to be different from what is in your Amended and Restated Certificate of Incorporation filed as exhibit 3.1. Please tell us why the conversion rates change after December 31, 2014. In addition, please tell us what the current conversion rates are absent an “established trading market.” Please revise or advise.

Response: The Company used a conversion price of $1.50 per share, as approved at the October 4, 2014 special meeting of shareholders, through December 31, 2014, such conversion price being consistent with the conversion ratio offered to debt holders to convert debt to equity. The conversion ratio in the Amended and Restated Certificate of Incorporation is as agreed by the board of directors and the preferred stock holder, on the understanding that such conversion ratio will be represented by the trading price at the time of future conversions when such conversions are elected.

(I) Revenue, page F-9

23.	We see disclosures on page 8 that you have a number of fixed-price contracts. We also see disclosures on page 16 that certain of your products are custom built to order. Please tell us the percentage of your revenues derived from fixed price contracts and custom built products during each of the periods presented in your Consolidated Statements of Operations at page F-4. If revenues from such sales are material, tell us and revise the filing to indicate how the guidance at FASB ASC 605-35 impacts your accounting and disclosure requirements for such contracts.

Response: To clarify, all of the Company’s contracts are fixed price, including those that are custom built to order.

Note 5 – Intangible Assets, page F-12

24.	Please revise the filing to disclose your estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to FASB ASC 350-30-50-2.

Response:

Please note that the $82,906 of estimated future amortization was considered immaterial in relation to the balance sheet taken as a whole. Nevertheless, this disclosure has been revised in accordance with the above comment. Additionally, we have expanded the footnote to disclose estimated amortization in Note 5.

Note 17 – Stockholders’ Equity

Preferred Stock Transactions, page F-22

25.	We note that on October 4, 2014 at a special meeting of the shareholders of the company the shareholders amended the terms of your preferred stock to be convertible at a price agreeable to the holders of such stock. Please provide us with further details on how this price will be determined and what authoritative U.S. GAAP you considered when determining your preferred stock should be classified as permanent equity.

Response: The Company evaluated the following features and the appropriate accounting treatment under the following authoritative literature for U.S GAAP.

Redemption Features-

The Company considered in general the provisions of ASR 268 et al. Other than ordinary liquidation events which involve the redemption and liquidation of all of the Company’s equity instruments, the Company’s preferred stock is not redeemable for cash and these are no events other than liquidation which would require a cash redemption and as such is considered permanent equity;

Conversion Features-

The conversion ratio in the Amended and Restated Certificate of Incorporation is as will be agreed upon by the board of directors and the holder of the preferred stock. As such, the conversion price is not at a fixed price nor is it tied to market value, but rather to be determined, and therefore not controlled by the holder.

Evaluating this conversion feature under ASC 815-40-25 and ASC-480, the Company determined that it falls under the category of permanent equity.

With respect to the 3,400 preferred shares afforded a conversion feature of $1.50; that feature is only available prior to the Company having a quoted trading price and as such the classification as temporary equity under ASC-480 et al is not required because this provision does not exist concurrent with the Company having a trading price.

The Company did charge the increment between $1.50 and $2.00 (the price shares were issued to accredited investors under restricted private placements of the Company’s common stock during the same period) to beneficial conversion feature interest; such charge was taken to Additional Paid in Capital for Debt conversions.

Note 18 – Subsequent Events, page F-23

26.	We see that on July 9, 2014 you executed a securities purchase agreement with Amplitech Group Inc. to purchase 8,666,666 Amplitech common shares. Please tell us the percentage ownership you have in Amplitech Group Inc. at June 30, 2014 and authoritative U.S. GAAP you considered when determining how you are required to account for and present this investment in your financial statements. We note it appears you are currently accounting for this investment as an available-for-sale marketable security.

Response: As of June 30, 2014 we held approximately 18.8% of the issued and outstanding shares of Amplitech. We are accounting for this investment as an available for sale marketable security pursuant to FASB ASC 32X-Investments 320-10-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Necdet F. Ergul

Necdet F. Ergul
Chief Executive Officer
Microphase Corporation